Filed by: Exult, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended

and deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Subject Company: Exult, Inc.

Commission File No. 0-30035

Employee Email

To: All employees

From: Jim Madden

Date: June 16, 2004

Re: Important Announcement: Exult’s Next Bold Step

I want to start off this note by saying ‘thank you,’ because without your enthusiasm, energy and hard work in our crucial formative years, Exult would not be where it is today—ready to take a bold new step in our evolution as the market leader. I’m pleased to announce that last night the Boards of Directors of Exult and Hewitt Associates signed a definitive agreement to merge our companies creating the new global leader in HR Outsourcing. A press release was issued earlier this morning.

As the industry pioneer and leader, growing Exult’s business and validating the HR BPO market have been key elements of our strategy. This merger is a continuation of our mission to be the market leader and shape the conversation about HR, business outsourcing and the strategies our clients need to succeed.

I realize that this announcement may take some of you by surprise. I hope that you will understand that we have not been able to share any of these discussions for prudent business reasons. We do feel confident that this announcement will confirm what the market and industry analysts already recognize—that Exult could be an even stronger market competitor when coupled with another firm. And we’re confident we’ve found the right partner.

We will be merging the #1 HR BPO provider with the #1 Benefits Provider in a winning combination that creates a market offering that will be tough to beat. We will have broader resources; a robust benefits delivery capability, an expanded global footprint and an even stronger balance sheet. Hewitt also brings infrastructure, consistency and discipline. Exult brings an ability to move quickly and boldly; deep HR, F&A and Procurement process expertise; and the drive to create an industry.

The next few months will be a time of change and tremendous opportunity. We will ask you to bring your best ideas to the table and your optimism for our new future to your job every day. Many of us have gone through big changes before—in fact, that’s how many of you became Exulters. The resilience, flexibility and a positive attitude of Team Exult will help us to achieve our new challenges.

We expect to close the transaction, subject to regulatory approval, by September 2004. Until that time our companies will continue to operate independently. A separate integration team made up of senior leaders from both Exult and Hewitt is already being formed to ensure a smooth integration of our operations.

You’ll have many opportunities to hear more about Hewitt and our mutual plans for the combined organization. Later today, you will have the opportunity to participate in a Town Hall call with the Leadership Team (see times and dial-in numbers below). Starting on Thursday and continuing through next week, we will conduct a series of live and virtual All Hands meetings around the globe to introduce you to Hewitt and further explain the strength of our proposed new entity.

We’re at the beginning of another stage in the climb. Attached is today’s press release about our landmark event and the schedule of upcoming events.

A final note—Hewitt and Exult plan to file a joint proxy statement/prospectus and other documents relating to the merger with the SEC in the near future. We encourage you to read those documents when they become available because they will contain important information about the transaction. Our press release issued earlier today contains instructions on how to obtain copies of those documents.

Again, I appreciate all that you have done at Exult. Together, we have truly shown process excellence and proven results. Now let’s do more.

Town Halls Information

Dial In Information for all three calls:

(800) 633-8761 or (415) 537-1949

Town Hall #1 – UK/Europe

8:00 a.m. Pacific, 10:00 a.m. Central, 11:00 a.m. Eastern, 4:00 p.m. UK, 8:30 p.m. India

Town Hall #2 – Americas

8:45 a.m. Pacific, 10:45 a.m. Central, 11:45 a.m. Eastern, 4:45 p.m. UK, 9:15 p.m. India

Town Hall #3 – India

9:30 a.m. Pacific, 11:30 a.m. Central, 12:30 p.m. Eastern, 5:30 p.m. UK, 10:00 p.m. India

Forward-Looking Information

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the merger between Hewitt and Exult, including future financial and operating results, Hewitt’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Hewitt’s and Exult’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of Hewitt and Exult stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any revenue synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally. Additional factors that could cause Hewitt’s and Exult’s results to differ materially from those described in the forward-looking statements can be found in Exult’s 2003 Annual Report on Form 10-K and Hewitt’s Form S-3 filed with the Securities and Exchange Commission (“SEC”) and available at the SEC’s Internet site (http://www.sec.gov).

Additional Information and Where to Find It

Hewitt intends to file a registration statement, containing a joint proxy statement/prospectus and other relevant documents concerning the proposed merger, with the SEC. Hewitt and Exult will mail the joint proxy statement/prospectus to their prospective stockholders. WE URGE INVESTORS IN HEWITT AND EXULT TO CAREFULLY READ THESE DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT HEWITT, EXULT, AND THE PROPOSED TRANSACTION. You will be able to obtain documents filed with the SEC by Hewitt or Exult free of charge at the SEC’s Internet site, http://www.sec.gov. You may obtain documents filed with the SEC by Hewitt free of charge if you request them in writing from Investor Relations, Hewitt Associates, Inc. 100 Half Day Road, Lincolnshire, Illinois 60069, or by telephone at (847) 295-5000. You may also obtain documents filed with the SEC by Exult free of charge if you request them in writing from Exult Investor Relations, 121 Innovation Drive, Irvine, California 92612 or by telephone at (949) 856-8841.

Interests of Participants

Hewitt and Exult, their directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from Hewitt and Exult stockholders in favor of the proposed business combination. Information about the directors and executive officers of Hewitt and Exult and information about other persons who may be deemed participants in this transaction, including a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus. You can find information about Hewitt’s executive officers and directors in Hewitt’s definitive annual meeting proxy statement filed with the SEC on December 19, 2003. You can find information about Exult’s executive officers and directors in their definitive annual meeting proxy statement filed with the SEC on April 16, 2004. You can obtain free copies of these documents from Hewitt and Exult using the contact information above.